COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

50606 AMERIPRISE FINANCIAL CENTER

MINNEAPOLIS, MN 55474

Writer’s Direct Contact

(617) 385-9536

December 5, 2012

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust I (File No. 811-04367) and

Columbia Funds Series Trust II (File Nos. 811-21852) (the “Registrants”)

Dear Ms. Johnson:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on November 30, 2012 in connection with the preliminary joint proxy statement (the “Proxy Statement”) for the Registrants filed with the Commission on November 23, 2012 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended. Summaries of the Staff’s comments on the Proxy Statement are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

PROPOSAL 1

1.	Comment. Please consider inserting disclosure regarding potential conflicts of interest as the proposed amendment to the IMS Agreement would result in each IMS Fee Fund paying investment advisory fees that vary based on the type of investments made by the IMS Fee Fund.

Response. The following sentences will be inserted after the third paragraph in the section entitled “PROPOSAL 1 – Changes to Investment Advisory Fee Rates”:

“Columbia Management has an economic conflict of interest in determining the allocation of the affiliated products’ assets among the underlying funds, as it earns different fees from the various underlying funds. Additional information about the types of conflicts of interest is found in your IMS Fee Fund’s most recent prospectus and/or Statement of Additional Information.”

2.	Comment. For Proposal 1, please insert disclosure indicating what would happen if the proposal is not approved by shareholders, similar to the disclosure currently provided for Proposals 2-5.

Response. The following statement will be inserted in Proposal 1 immediately prior to the subsection “Required Vote and Recommendation”:

“If shareholders of an IMS Fund approve the amendment to the IMS Agreement, the amendment will take effect for the IMS Fund shortly after the Meeting. If shareholders of an IMS Fund do not approve the amendment to the IMS Agreement, the IMS Fund will continue to operate under the current framework of the IMS Agreement.”

3.	Comment. The section of the Proxy Statement entitled “PROPOSAL 1 – Background” contains the following statement: “[B]ecause the proposed advisory fee rate with respect to assets invested directly in such securities is lower than the total indirect underlying fund fees and expenses of most funds advised by Columbia Management, direct investment in such securities (even after taking into account the proposed fees imposed on such investments) would generally result in reduced overall expenses (i.e., direct plus indirect expenses) borne by the IMS Fee Funds.” Please revise this statement to indicate that overall expenses may remain the same.

Response. The disclosure noted above will be revised as follows:

“[B]ecause the proposed advisory fee rate with respect to assets invested directly in such securities is lower than the total indirect underlying fund fees and expenses of most funds advised by Columbia Management, direct investment in such securities (even after taking into account the proposed fees imposed on such investments) would generally result in overall expenses (i.e., direct plus indirect expenses) borne by the IMS Fee Funds that are the same or lower.”

4.	Comment. The section of the Proxy Statement entitled “PROPOSAL 1 – Changes to Investment Advisory Fee Rates” currently states that the proposed amendment to the IMS Agreement would increase direct investment advisory fee rates with respect to assets of the IMS Fee Funds invested in securities “other than underlying funds advised by Columbia Management.” Please clarify that the proposed amendment may also increase fee rates with respect to assets of the IMS Fee Funds invested in underlying funds advised by Columbia Management that do not pay a management fee.

Response. The phrase “other than underlying funds advised by Columbia Management” will be revised in the disclosure noted above and, as applicable, throughout the Proxy Statement as follows:

“…other than underlying funds advised by Columbia Management that pay a management fee.”

5.	Comment. Please consider revising the table entitled “Current and Proposed Management Fee Rates” to clarify that the figures shown as “Total Annual Fund Operating Expenses” may not be the same as those listed in the Form N-1A prospectus for the IMS Funds.

Response. The columns currently labeled “Total Annual Fund Operating Expenses” in the table referenced above will be revised to be “Total Direct Annual Fund Operating Expenses.”

6.	Comment. Please confirm supplementally that the fee tables presented in “Appendix C – Current and Proposed Annual Operating Expenses of the IMS Fee Funds” show no changes in investment advisory fee rates because any differences between the current rates and the proposed rates would be too small to impact the figures shown.

Response. The Registrant confirms that the fee tables presented in Appendix C of the Proxy Statement properly show no changes between the current rates and the proposed rates because any differences between the rates would be too small to impact the figures shown.

PROPOSAL 3

7.	Comment. The Q&A section regarding Proposal 3 contains the proposed fundamental policy that each Technology Fund will, “under normal market conditions, invest at least 25% of its total assets in securities of companies in the technology and related group of industries.” Please clarify what is meant by “the technology and related group of industries”.

Response. The second paragraph in the Q&A section regarding Proposal 3 will be revised to include the underlined sentence provided below:

“Historically, each Technology Fund has treated each of the internet software and services, IT consulting and other services, data processing and outsourced services, application software, systems software, home entertainment software, communications equipment, computer hardware, computer storage and peripherals, electronic equipment and instruments, electronic components, electronic manufacturing services, technology distributors, office electronics, semiconductor equipment, and semiconductors sub-industries as a separate industry for purposes of its policy generally prohibiting the Fund from investing more than 25% of its total assets in the securities of issuers in any industry. Issuers in each of these sub-industries will be treated as belonging to the technology and related group of industries under the proposed policy.”

8.	Comment. In the Proxy Statement’s “General Overview” section regarding Proposal 3, please insert the full form of the current fundamental policy for each Technology Fund.

Response. The requested change will be made.

PROPOSAL 4

9.	Comment. The Q&A section regarding Proposal 4 contains the following statement: “In connection with this proposal, the Board has approved (i) changing the Fund’s principal investment strategies to require the Fund to invest, under normal circumstances, at least 80% of its net assets in mortgage related securities that either are issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities…” Please disclose any risks regarding “mortgage related securities.”

Response. The following disclosure will be inserted in the section entitled “PROPOSAL 4 – Approve an Amendment to the Fund’s Investment Objective”:

“Mortgage-Backed Securities Risk

The value of the Short Duration Fund’s mortgage-backed securities may be affected by, among other things, changes or perceived changes in: interest rates, factors concerning the interests in and structure of the issuer or the originator of the mortgages, the creditworthiness of the entities that provide any supporting letters of credit, surety bonds or other credit enhancements, or the market’s assessment of the quality of underlying assets. Mortgage-backed securities represent interests in, or are backed by, pools of mortgages from which payments of interest and principal (net of fees paid to the issuer or guarantor of the securities) are distributed to the holders of the mortgage-backed securities. Mortgage-backed securities can have a fixed or an adjustable rate. Payment of principal and interest on some mortgage-backed securities (but not the market value of the securities themselves) may be guaranteed (i) by the full faith and credit of the U.S. Government (in the case of securities guaranteed by the Government National Mortgage Association) or (ii) by its agencies, authorities, enterprises or instrumentalities (in the case of securities guaranteed by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC)), which are not insured or guaranteed by the U.S. Government (although FNMA and FHLMC may be able to access capital from the U.S. Treasury to meet their obligations under such securities). Mortgage-backed securities issued by non-governmental issuers (such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers) may be supported by various credit enhancements, such as pool insurance, guarantees issued by governmental entities, letters of credit from a bank or senior/subordinated structures, and may entail greater risk than obligations guaranteed by the U.S. Government, whether or not such obligations are guaranteed by the private issuer. Mortgage-backed securities are subject to prepayment risk, which is the possibility that the underlying mortgage may be refinanced or prepaid prior to maturity during periods of declining or low interest rates, causing the Fund to have to reinvest the money received in securities that have lower yields. In addition, the impact of prepayments on the value of mortgage-backed securities may be difficult to predict and may result in greater volatility. Rising or high interest rates tend to extend the duration of mortgage-backed securities, making them more volatile and more sensitive to changes in interest rates.”

10.	Comment. In the “General Overview” section regarding Proposal 4, please explain that if the shareholders of the Short Duration Fund approve Proposal 4 and the Fund’s objective becomes non-fundamental, then any future changes to the Fund’s investment objective would not require shareholder approval.

Response. The following disclosure will be added to the description of Proposal 4 in the section noted above:

“If the proposal is approved, the Board will have the authority to modify the Short Duration Fund’s investment objective in the future without shareholder approval.”

PROPOSAL 5

11.	Comment. The section entitled “PROPOSAL 5 – Approve a Reclassification of the Fund from a ‘Diversified’ Fund to a ‘Non-Diversified’ Fund” includes the following statement: “Therefore, each Policy Change Fund may be more exposed to the risks of loss and volatility from individual holdings than a fund that invests more broadly and is ‘diversified’”. Please make this statement bold.

Response. The requested change will be made.

* * * * *

We hope that the foregoing responses adequately address your comments. Each Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Proxy Statement that is the subject of this letter. Each Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Each Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/S/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I

Columbia Funds Series Trust II